                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)

                                (AMENDMENT NO. 1)

                                    CULP INC.

                                (Name of Issuer)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    230215105
                                 (CUSIP NUMBER)

                           FOUNTAINHEAD PARTNERS L.P.
                             2201 E LAMAR SUITE 260
                               ARLINGTON, TX 76006
                                  817-649-2100
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICE AND COMMUNICATIONS)

                                December 5, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


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CUSIP No. 230215105                  13D-A                     Page 2 of 6 Pages
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Fountainhead Partners L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A GROUP                             (a)
                                                                          (b)
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCES OF FUNDS

         OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Texas

--------------------------------------------------------------------------------
    NUMBER OF       7.   SOLE VOTING POWER                         0
      SHARES             -------------------------------------------------------
   BENEFICIALLY     8.   SHARED VOTING POWER                 857,300
     OWNED BY            -------------------------------------------------------
       EACH         9.   SOLE DISPOSITIVE POWER                    0
    REPORTING            -------------------------------------------------------
   PERSON WITH      10.  SHARED DISPOSITIVE POWER            857,300
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,300


--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.33%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IA

--------------------------------------------------------------------------------


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CUSIP No. 230215105                  13D-A                     Page 3 of 6 Pages

ITEM 1 SECURITY AND ISSUER

         This filing is Amendment No. 1 ("Amendment No. 1") to the Schedule 13D originally filed by Fountainhead Partners L.P. with the Securities and Exchange Commission on October 13, 2005. This Amendment No. 1 relates to the common stock, par value $0.05 per share ("Common Stock"), of Culp Inc., a North Carolina corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1823 Eastchester Drive, High Point, NC 27265.

         Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 1 as follows:

ITEM 2 IDENTITY AND BACKGROUND

         (a) The name of the person filing this Amendment No. 1 is Fountainhead Partners L.P. (the "Reporting Person").

         The Reporting Person serves as the investment manager of Durango Investments LP ("Durango"), a private investment fund which owns 697,000 shares of Common Stock, and Phoenix-Durango Investments LP ("Phoenix" and together with Durango, the "Funds"), a private investment fund which owns 160,300 shares of Common Stock.

         The Reporting Person, in its capacity as investment manager of the Funds, has shared power with the Funds to vote and dispose of the shares of Common Stock owned by the Funds. The General Partner of the Reporting Person is Rand Financial Inc. ("Rand"), a company incorporated in Texas. The sole shareholder of Rand is Scott Rand. Mr. Rand is also a limited partner of the Reporting Person. As the sole shareholder of the General Partner of the Reporting Person, Mr. Rand may be deemed to control the Reporting Person.

         (b) The business address of the Reporting Person, Rand, the Funds and Mr. Rand, the sole shareholder of the General Partner of the Reporting Person, is 2201 E Lamar Suite 260, Arlington, TX 76006. Mr. Rand, a United States citizen and resident of Texas, is the Chief Investment Officer of the Reporting Person.

         (c) The Investment Manager is the investment manager of each Fund. The principal business of the Investment Manager is to advise clients as to investments in securities. The principal business of each Fund is to invest in securities.

         (d) During the past five years neither the Reporting Person, Rand, the Funds, nor Mr. Rand, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years neither the Reporting Person, Rand, the Funds nor Mr. Rand, have been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

         (f) The Reporting Person is organized under the laws of the State of Texas, USA.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the $142,215 used by Durango to purchase the 28,600 shares of Common Stock acquired since the original filing of the Schedule 13D was the investment capital of Durango, managed by and subject to the discretion of the Reporting Person.



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CUSIP No. 230215105                  13D-A                     Page 4 of 6 Pages


ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) The Reporting Person may be deemed to be the beneficial owner of an aggregate of 857,300 shares of Common Stock, which represent 7.33% of the Issuer's outstanding shares of Common Stock. As investment manager of the Funds, the Reporting Person has voting and investment control with respect to the shares of Common Stock held by the Funds. As such, the Reporting Person may be deemed to beneficially own the Common Stock held by Durango, which owns 697,000 shares of Common Stock, representing 5.96% of the Issuer's outstanding shares of Common Stock and held by Phoenix, which owns 160,300 shares of Common Stock, representing 1.37% of the Issuer's outstanding shares of Common Stock. The percentages provided in this Item 5 are based on the number of oustanding shares reported as outstanding by the Issuer in its Form 10-Q for the period ended October 29, 2006, as filed with the Securities and Exchange Commission. Other than as described in this Item 5, no shares of Common Stock are beneficially owned by any of the persons named in Item 2.


         (c) Except as set forth below, there have been no transactions in the Common Stock by the Reporting Person or, to the knowledge of the Reporting Person, by any of the other persons named in Item 2 during the past sixty days.

         During the past sixty days, the Reporting Person, on behalf of Phoenix, effected the following sales of shares of Common Stock in open market transactions:



           Date                  Price per Share     No. of Shares Sold
           ----                  ---------------     ------------------
         11/15/06                     $ 5.24               5,000

         11/16/06                     $ 5.32               2,500

         11/22/06                     $ 5.11               1,200

         11/24/06                     $ 5.11               1,500

         11/28/06                     $ 5.02               6,500

         11/29/06                     $ 4.99               1,800

         11/30/06                     $ 4.92              22,800

         12/01/06                     $ 4.87               9,100

         12/04/06                     $ 4.81               4,900

         12/05/06                     $ 4.79               5,400

         12/06/06                     $ 4.72              27,000

         12/06/06                     $ 4.55              26,300

         12/07/06                     $ 4.51              73,100

         12/11/06                     $ 4.76               7,500



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CUSIP No. 230215105                   13D-A                    Page 5 of 6 Pages


                  (d) - (e): Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         By virtue of the relationships between the Reporting Person and the Funds, as described in Item 2, the Reporting Person and the Funds may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, the Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any of the Funds and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that the Reporting Person is a beneficial owner of any such shares.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    December 15, 2006
                                    --------------------
                                    Dated

                                    /s/ Scott Rand
                                    --------------------
                                    Signature

                                    Scott Rand
                                    --------------------
                                    Name/Title
                                    As authorized signatory for each of
                                    Fountainhead Partners L.P., Rand Financial
                                    Inc, Durango Investments L.P., and
                                    Phoenix-Durango Investments L.P.